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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   Lee, David
--------------------------------------------------------------------------------
   (Last, First Middle)

   767 Fifth Avenue, 45th Floor
--------------------------------------------------------------------------------
   (Street)

   New York, New York  10153
--------------------------------------------------------------------------------
   (City, State  Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   May 10, 2000
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Computer Outsourcing Services, Inc. (COSI)
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------
(1)
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                          ================================================================================
                                        Table II -- Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                          --------------------------------------------------------------------------------

                                                              3. Title and Amount of Securities
                                                                 Underlying Derivative Security
                                   2. Date Exercisable           (Instr. 4)
                                      and Expiration Date     ---------------------------------
                                      (Month/Day/Year)                                    Amount
                                   ----------------------                                 or
                                   Date       Expira-                                     Number
1. Title of Derivative             Exer-      tion                                        of
   Security (Instr. 4)             cisable    Date            Title                       Shares
-------------------------          -----------------------------------------------------------------------
(1) Series A Convertible           Immed.     May 10, 2007    Common Stock                781,639
    Preferred Stock
----------------------------------------------------------------------------------------------------------
(2) Common Stock Purchase          Immed.     May 10, 2007    Common Stock              1,257,523.2
    Warrants
----------------------------------------------------------------------------------------------------------
(3) Option to Buy Common           Immed.     May 10, 2007    Common Stock                372,500
    Stock
----------------------------------------------------------------------------------------------------------

                          --------------------------------------------------------------------------------
                                        Table II (cont.) -- Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                          --------------------------------------------------------------------------------
                                                             5. Owner-
                                                                ship
                                                                Form of
                                                                Derivative
                                         4. Conver-             Security:
                                            sion or             Direct           6. Nature of
                                            Exercise            (D) or              Indirect
                                            Price of            Indirect            Beneficial
1. Title of Derivative                      Derivative          (I)                 Ownership
   Security (Instr. 4)                      Security            (Instr.5)          (Instr. 5)
--------------------------------------------------------------------------------------------------------
(1) Series A Convertible                    $38.125                I              Mr. Lee is a Managing
    Preferred Stock                                                               Director  of  Sandler
                                                                                  Capital    Management
                                                                                  which is the  General
                                                                                  Partner   of  Sandler
                                                                                  Investment  Partners,
                                                                                  L.P.   which  is  the
                                                                                  General   Partner  of
                                                                                  Sandler       Capital
                                                                                  Partners   V,   L.P.,
                                                                                  Sandler      Internet
                                                                                  Partners,   L.P.  and
                                                                                  Sandler Co-Investment
                                                                                  Partners,  L.P. which
                                                                                  directly beneficially
                                                                                  own  the   Series   A
                                                                                  Convertible Preferred
                                                                                  Stock.     Mr.    Lee
                                                                                  disclaims  beneficial
                                                                                  ownership   of  these
                                                                                  securities.
--------------------------------------------------------------------------------------------------------
(2) Common Stock Purchase                   $ 0.01                 I                Mr. Lee is a Managing
    Warrants                                                                        Director of Sandler
                                                                                    Capital Management which
                                                                                    is the General Partner
                                                                                    of Sandler Investment
                                                                                    Partners, L.P. which is
                                                                                    the General Partner of
                                                                                    Sandler Capital Partners
                                                                                    V, L.P., Sandler Internet
                                                                                    Partners, L.P. and Sandler
                                                                                    Co-Investment Partners,
                                                                                    L.P. which directly
                                                                                    beneficially own the
                                                                                    Common Stock Purchase
                                                                                    Warrants.  Mr. Lee
                                                                                    disclaims beneficial
                                                                                    ownership of these
                                                                                    securities.
--------------------------------------------------------------------------------------------------------
(3) Option to Buy Common                    $25.00                 I                Mr. Lee is a Managing
    Stock                                                                           Director of Sandler
                                                                                    Capital Management
                                                                                    which is the General
                                                                                    Partner of Sandler
                                                                                    Investment Partners,
                                                                                    L.P. which is the
                                                                                    General Partner of
                                                                                    Sandler Capital Partners
                                                                                    V, L.P., Sandler Internet
                                                                                    Partners, L.P. and Sandler
                                                                                    Co-Investment Partners,
                                                                                    L.P. which directly
                                                                                    beneficially own the
                                                                                    Option to Buy Common
                                                                                    Stock.  Mr. Lee disclaims
                                                                                    beneficial ownership of
                                                                                    these securities.
--------------------------------------------------------------------------------------------------------

========================================================================================================

Explanation of Responses:




By:  /s/ David Lee                                               5/22/00
   ---------------------------------------------         -----------------------
   David Lee
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

SEC 1473 (7-96)